Organigram Chosen to Include Award-Winning Sativa Flower, Wabanaki, in World’s
First Adult Recreational Cannabis CollectionsTM Variety Kit

AHLOT Discovery Series Vol. 1TM available for sale in Ontario starting Oct. 17

MONCTON, NB, Sept. 12, 2018 /CNW/ - Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQX:OGRMF), the parent company of Organigram Inc. (the "Company" or "Organigram"), a leading licensed producer of medical marijuana, today announced that it has chosen to include its award-winning sativa flower, Wabanaki, in the AHLOT Cannabis Collections: Discovery Series Vol. 1™.

The product, the first of its kind in the world, will contain five one-gram bottles of high-quality cannabis sourced from a hand-picked group of Canadian licensed producers. The variety pack has been selected for distribution by the Ontario Cannabis Store and will be available to consumers following the launch of the adult recreational market on Oct. 17.

“We are thrilled to have an award-winning Organigram flower included in this offering,” says AHLOT Chief Executive Officer, Greg Pantelic. “It may be difficult for consumers to distinguish between brands and to determine which brands are right for them upon the launch of the adult recreational market. Introducing product to consumers will help set the stage for defining high-quality cannabis in this exciting new legal market.”

Participating in the Discovery Series Vol. 1™ is an exciting opportunity to test a new product concept with a licensed cannabis retailer. The Edison brand (under which Wabanaki has adopted the name ‘Rio Bravo’) was built on pillars of creativity and innovation, themes which are representative of the AHLOT brand and the Discovery Series product offering.

“Both Organigram and AHLOT have been attuned to the consumption and buying patterns of cannabis enthusiasts for some time; this vision for a cannabis variety pack is an extension of that awareness and we are delighted that our award-winning flower will be an element of this exciting new offering,” says Organigram’s Chief Commercial Officer. Ray Gracewood. “Exploration and innovation are at the core of the Edison brand and this was a natural alignment for us.” “Organigram has long advocated a need for strong brands in the recreational marketplace and views the participation in this product variety kit as an opportunity to celebrate and create a diverse, robust marketplace,” Gracewood says.

Collaborating for the Discovery Series Vol. 1™ offers Organigram the opportunity to reaffirm its reputation for exceptional quality, Gracewood adds. Wabanaki (Rio Bravo) was awarded the Top Sativa distinction at the Canadian Cannabis Awards in 2017, chosen best-in-class by Canadian cannabis patients from coast-to-coast.

“We were familiar with the product and how it has been celebrated and embraced by Canadians who understand cannabis the best. We are honoured to include it in this offering, which will be unlike anything else available to Canadian consumers following the launch of the adult recreational market,” Pantelic said.

Organigram pioneered the cannabis variety pack in Canada with the 2017 debut of its Strain Discovery Kit. The kit, an extension of the Company’s 2015-launched Strain Discovery Program, features three distinct five-gram jars of flower (indica-dominant, sativa-dominant and CBD-rich varieties) and stands as one of the Company’s most popular offerings.

“We have come to understand that there is a desire for variety in the marketplace. We’ve prepared to accommodate with a diverse house of brands, products and now, collaboration on projects and offerings which celebrate this new opportunity for consumer variety, like the Discovery Series,” says Gracewood.

About AHLOT

AHLOT is a transmodern brand that stands for A Higher Level of Thought and seeks to inspire the thinker in each of us. Taking the best of everything that has come before while embracing the leading edge of today’s hyperspeed social change, AHLOT are curators at heart. By bringing together the most provocative and evolved aspects of everything from Cannabis Collections™ to award-winning customizable storage - the Ritual Box™ - AHLOT partners with like-minded brands to offer customers the most thoughtful choices in the industry and helps to host this intertwining party we call our lives.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics and Trailer Park Buds. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations ("ACMPR").

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Ray Gracewood	Dylan Rogers
Chief Commercial Officer	Investor Relations Analyst
rgracewood@organigram.ca	drogers@organigram.ca
(506) 645-1653	(506) 232-0121